Exhibit 5.1

July 8, 2011

K-V Pharmaceutical Company

Re:	Registration Statement on Form S-1 offering to exchange $225,000,000 Outstanding 12% Senior Secured Notes due 2015 (the “Pre-Exchange Securities”) for $225,000,000 Registered 12% Senior Secured Notes due 2015 (the “Post-Exchange Securities”)

Ladies and Gentlemen:

With reference to the Registration Statement on Form S-1 (the “Registration Statement”) to be filed by K-V Pharmaceutical Company, a Delaware corporation (the “Company”), on July 8, 2011, with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”) , relating to the proposed offer to exchange the Pre-Exchange Securities for a like principal amount of Post-Exchange Securities and the related guarantees of the Post-Exchange Securities (the “Guarantees”), by the guarantors listed on Schedule I hereto (the “Guarantors”), we have examined such corporate records of the Company and the Guarantors, such laws and such other information as we have deemed relevant, including the Company’s and Guarantors’ Articles or Certificate of Incorporation and all amendments thereto, By-Laws, as currently in effect, and statements we have received from officers and representatives of the Company and Guarantors. In delivering this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic or conformed copies, the authenticity of originals of all such latter documents, and the correctness of statements submitted to us by officers and representatives of the Company.

Based solely on the foregoing, we are of the opinion that:

(a)	when the Post-Exchange Securities have been duly executed, authenticated, issued and delivered in accordance with that certain Indenture dated as of March 17, 2011, by and among the Company, the Guarantors and Wilmington Trust FSB, as trustee (the “Indenture”), the Post- Exchange Securities will constitute the valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms; and

(b)	when the Post-Exchange Securities have been duly executed, authenticated, issued and delivered in accordance with the Indenture and when the Guarantees have been duly issued, the Guarantees will constitute the valid and legally binding obligation of the Guarantors enforceable against such Guarantors in accordance with their terms.

Our opinions set forth above are subject to and limited by the effect of: (a) applicable bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, receivership, conservatorship, arrangement, moratorium and other laws affecting and relating to the rights of creditors generally; (b) general equitable principles; and (c) requirements of reasonableness, good faith, fair dealing and materiality. Our opinions set forth above are limited to the Federal laws of the United States and the General Corporation Law of the State of Delaware and the law of the State of New York as in effect on the date hereof.

We consent to the filing of this opinion as an exhibit to the Registration Statement. We further consent to the filing of copies of this opinion with agencies of such states and other jurisdictions as you deem necessary in the course of complying with the laws of the states and jurisdictions regarding the sale and issuance of the Post-Exchange Securities.

Very truly yours,

/s/ THOMPSON COBURN LLP

SCHEDULE I

Guarantors

Exact Name of Guarantor as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization
Drug Tech Corporation	Delaware
FP1096, Inc.	Pennsylvania
Nesher Discovery Solutions, Inc.	New York
Nesher Pharmaceuticals, Inc.	Delaware
Nesher Solutions USA, Inc.	Delaware
Ther-Rx Corporation	Missouri
Zeratech Technologies USA, Inc.	Delaware